SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6152

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EMPLOYEES' PROFIT SHARING PLAN OF THE BANK OF NEW YORK COMPANY, INC.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE BANK OF NEW YORK COMPANY, INC.
One Wall Street
New York, New York 10286

Required Information

The audited financial statements and supplemental schedules contained in the Employees' Profit Sharing Plan of The Bank of New York Company, Inc. ("the Plan") annual report to employees covering the latest fiscal year of the Plan are incorporated by reference from such document and are filed as Exhibit 99 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES' PROFIT SHARING PLAN OF
THE BANK OF NEW YORK COMPANY, INC.

BY:

Thomas A. Renyi
Chairman and Chief Executive Officer

Gerald L. Hassell
President and Director

Alan R. Griffith
Vice Chairman and Director

Thomas E. Angers
Senior Vice President

Kevin J. Bannon
Executive Vice President

Dated:

June 14, 2002

EXHIBIT INDEX

Exhibit No.	
23.1	Consent of Ernst & Young LLP
99	Independent auditors report, financial statements, notes to financial statements, and supplemental schedules.

Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-78685) pertaining to the Employees' Profit Sharing Plan of The Bank of New York Company, Inc. (the "Plan") of our report dated June 14, 2002, with respect to the financial statements and schedule of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

New York, New York
June 24, 2002

Exhibit 99

FINANCIAL STATEMENTS

Employees' Profit Sharing Plan of
The Bank of New York Company, Inc.

Years Ended December 31, 2001, 2000 and 1999

EMPLOYEES' PROFIT SHARING PLAN OF THE BANK OF NEW YORK COMPANY, INC.

TABLE OF CONTENTS

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Phone: (212) 773-3000
www.ey.com

Report Of Independent Auditors

To the Committee and Participants of the Employees' Profit Sharing Plan of
The Bank of New York Company, Inc.
New York, New York

We have audited the accompanying statements of net assets available for benefits of the Employees' Profit Sharing Plan of The Bank of New York Company, Inc. as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 14, 2002

EMPLOYEES' PROFIT SHARING PLAN OF THE BANK OF NEW YORK COMPANY, INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2001	2000
ASSETS:		
Investments - at fair value:		
The Bank of New York Company, Inc. common stock	$ 1,000,856,150	$ 1,414,234,213
Investment funds	300,139,658	297,210,064
Insurance company general account	-	993,683
Loans to participants	50,451,621	48,694,484
Total investments	1,351,447,429	1,761,132,444
Cash	1,045,000	36,100
Contribution receivable from employer	56,726,404	61,032,485
Accrued interest, dividends and other receivables	383,045	948,952
Total assets	1,409,601,878	1,823,149,981
LIABILITIES:		
Other liabilities	477,940	794,014
Total liabilities	477,940	794,014
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,409,123,938	$ 1,822,355,967

See accompanying notes to the financial statements.

EMPLOYEES' PROFIT SHARING PLAN OF THE BANK OF NEW YORK COMPANY, INC.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,		
	2001	**2000**	**1999**
ADDITIONS:			
Investment Income:			
Interest and dividend income	$ 28,693,336	$ 32,521,325	$ 27,943,470
Net (depreciation)/appreciation in fair value of investments	(401,347,983)	424,612,722	20,258,028
Total investment income	(372,654,647)	457,134,047	48,201,498
Contributions:			
Employer	66,694,359	68,099,784	70,721,422
Participants	23,534,715	22,466,805	9,849,376
Total contributions	90,229,074	90,566,589	80,570,798
Total additions	(282,425,573)	547,700,636	128,772,296
DEDUCTIONS:			
Benefits paid to participants	(130,885,391)	(170,473,455)	(170,729,848)
Net (decrease)/increase prior to other plan transfers	(413,310,964)	377,227,181	(41,957,552)
Transfers from other plans	78,935	3,082,257	563,706
Net (decrease) increase	(413,232,029)	380,309,438	(41,393,846)
NET ASSETS AVAILABLE FOR BENEFITS			
At January 1	1,822,355,967	1,442,046,529	1,483,440,375
At December 31	$ 1,409,123,938	$ 1,822,355,967	$ 1,442,046,529

See accompanying notes to the financial statements.

EMPLOYEES' PROFIT SHARING PLAN OF THE BANK OF NEW YORK COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

1. **DESCRIPTION OF THE PLAN**

General Information - The Employees' Profit Sharing Plan (the "Plan") of The Bank of New York Company, Inc. (the "Company") is intended to meet the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides employees with an opportunity to share the benefits of their employer's financial performance and to provide financial security during their working careers and additional income in their retirement.

Administration of the Plan - The Plan is administered by the Employees' Profit Sharing Plan Committee of the Company (the "Committee"), which is appointed by the Chief Executive Officer of the Company to serve as the fiduciary of the Plan. In accordance with the provisions of the Plan, The Bank of New York (the "Bank"), a wholly-owned subsidiary of the Company, provides certain administrative, investment and custodial services to the Plan at no charge.

Participation - Under the terms of the Plan, domestically employed full-time salaried employees (as defined) become participants in the Plan after completing one year of continuous service.

Contributions – Effective January 1, 2001, the Company's annual contribution equals the lessor of 10% of its net income as adjusted or the applicable percentage (as defined below) of the compensation of all employees for whom a contribution is made or such other amount as determined by the Board of Directors in its discretion based on the Company's overall performance for such Plan Year. Net income is adjusted to exclude the deduction for contributions to the Plan. Net income is further adjusted to exclude, to the extent (if any) determined by the Board of Directors of the Company (the "Board"), the deduction of interest on any debt obligation issued by the Company after December 31, 1971, and unusual or nonrecurring items of income and expense. The applicable percentage is based on the ratio of net income for the current year to net income in the prior highest year (the "Ratio"). When the Ratio is 100% or more, the contribution is 15% of employee compensation. The contribution declines on a scaled basis reaching zero when the Ratio is 25% or less.

The Company's contribution is allocated among the participants in the proportion that the compensation of each participant during the Plan year bears to the total compensation of all of the participants for the Plan year. The annual addition, which consists of the Company's annual contribution and any participant voluntary contribution, allocated to a participant's account each year is limited to 25% of the participant's compensation up to a maximum of $30,000, which may be adjusted for increases in the cost of living. Participants can elect to receive a cash payment directly from the Company equal to one-half of the amount allocated them during the Plan year.

The Company's contributions as shown in the accompanying statements of changes in net assets available for benefits are exclusive of the portion paid directly to those participants electing to receive 50% of their share in the form of a direct cash payment ($16,215,422 in 2001, $18,107,664 in 2000, and $17,469,488 in 1999).

Under the Plan, participants have the option to make voluntary contributions to the Plan.

A participant can transfer all or any portion of a distribution received from another employer's Qualified Plan (as defined) which meets the requirements of Section 401(a) of the Internal Revenue Code of 1986 (the "Code") to the Plan, provided that certain conditions are met.

Participant Accounts - The Plan requires that one-half of the Company's contributions for each participant be credited to a separate participant's account in the Profit Sharing Trust Fund (the "Fund"). Each participant may elect annually to invest the remaining one-half share in the Fund, or to receive such amount in cash. The participant's account is credited with the applicable amount of Company contributions and any voluntary contributions made by the participant. Payments with respect to a participant's interest under the Plan are charged to the participant's account. The account is also credited or charged with the proportionate share of changes in the net assets of the Fund arising from investment activities.

After one year of continuous service, a participant has an interest in the Plan which is fully vested.

Investment Programs - Each of the Plan's participants directs the Trustee to invest their account in one or more of twelve separate investment funds which are sponsored by the Company.

Fund A - Funds are invested in the BNY Hamilton Equity Income Fund primarily comprised of common stocks and convertible securities.

Fund B - Funds are invested in the BNY Hamilton Intermediate Government Fund primarily comprised of securities issued or guaranteed by the U.S. Government or its agencies.

Fund C - Funds are invested in the BNY Hamilton Money Fund primarily comprised of high-quality, short-term interest-bearing obligations of corporations, banks and the U.S. Government.

Fund D - Funds are invested substantially in The Bank of New York Company, Inc. common stock.

Fund E - Funds are invested in the BNY Hamilton Large Cap Growth Fund primarily comprised of common stocks and securities convertible into common stocks of domestic and foreign companies.

Fund F - Funds are invested in the BNY Hamilton Small Cap Growth Fund primarily comprised of equity securities of small domestic and foreign companies.

Fund G - Funds are invested in the BNY Hamilton Large Cap Value Fund primarily comprised of common stocks and securities convertible into common stocks of domestic and foreign companies that are undervalued in terms of price or other financial measurements.

Fund H - Funds are invested in the BNY Hamilton International Equity Fund primarily comprised of equity securities of non-U.S. issuers.

Fund I - Funds are invested in the BNY Hamilton Intermediate Investment Grade Fund primarily comprised of investment-grade debt obligations.

Fund J - Funds are invested in the BNY Hamilton S&P 500 Index Fund Institutional comprised of common stocks which seek to match the performance of the Standard & Poor's 500 Composite Stock Index.

Fund K - Funds are invested in the BNY Hamilton US Bond Market Fund comprised of investment-grade government, corporate, mortgage and asset-backed bonds that are denominated in U.S. dollars, all with maturities longer than one year.

Fund L - Funds are invested in the BNY Hamilton Treasury Money Fund comprised of short term obligations of the U.S. Treasury and repurchase agreements fully collateralized by obligations of the U.S. Treasury.

The investment activities of all funds are under the supervision of the Committee.

Withdrawals from the Plan - Participants may withdraw, as of any valuation date, all or any part of their voluntary contributions.

A participant may withdraw Employer contributions in the case of economic need, hardship or total disability. The Committee has discretionary power to approve such a withdrawal.

Payments from the Profit Sharing Trust Fund - The value of a participant's interest in the Fund is payable upon retirement, death or termination of employment.

Loans to Participants - The Loan Fund consists of loans to participants. The loans are subject to certain limitations as described in the Plan's Summary Plan Description. The amounts borrowed are transferred from the funds in which the borrowers are currently invested to the Loan Fund. On a monthly basis, loan repayments and interest due on the loan are received and transferred to the fund elected by the participant. The rate of interest is determined by the Committee and is accrued ratably over the period of the loan. The interest rate at December 31, 2001 and 2000 was 4.75% and 9.50%, respectively. Loans must mature within ten years or upon termination of employment by the participant.

Amendment, Suspension and Termination - The Board may amend the Plan at any time. No such amendment, however, may have the effect of diverting any part of the Fund to any purpose other than for the exclusive benefit of the participants. Likewise, no amendment may reduce the interest of any participant in the Fund accrued prior to such amendment. The Board may, however, make such amendments, of retroactive effect if necessary, as are required or advisable to comply with the provisions of the Code and ERISA pertaining to profit sharing plans and trusts.

Although it is contemplated that the Plan will be a continuing program, the Board may suspend the Plan by omitting the Company's contribution for such year. In the event of such suspension, all provisions of the Plan other than those relating to the Company's contribution for the year or years of suspension shall continue in effect.

In the event of termination, the Plan and the trust agreement may be kept in effect by the Board with respect to the contributions already made to the Plan, or the trust agreement may be terminated. If the - trust agreement is terminated, assets of the Fund, except the Bank Stock Fund, shall be converted into cash and such cash shall be distributed to the participants in proportion to their respective interests. Participants in the Bank Stock Fund shall receive their proportionate share of the Fund assets in The Bank of New York Company, Inc. common stock, and cash for any fractional shares.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the more significant accounting policies of the Plan:

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from these estimates.

Investment Valuation - The Plan's investments are held by the Bank and are reported at fair value. The fair values of the investments in the BNY Hamilton Funds are based on the market values of the underlying securities. The fair value of the investment in the Company's common stock is based on quoted market prices. Loans to participants are valued at their outstanding principal balances.

Investment Transactions and Investment Income - Investment transactions are recognized on the trade date of the purchase or sale. Dividend income is recognized on the ex-dividend date. Interest income is recognized on an accrual basis.

Tax Status - The Trust funding the Plan has received an exemption letter from the Internal Revenue Service dated March 2, 1995 stating that the Trust is intended to be qualified under section 401(a) of the Code and is intended to be exempt under the provisions of section 501(a) of the Code. The Plan has been amended for recent changes in the tax law and, as such, applied for a new exemption letter. The Plan and Trust are required to operate in conformity with the Code to maintain the tax-exempt status of the Trust. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the related Trust is tax exempt.

3. INVESTMENTS

The fair values of individual investments that represent five percent or more of the Plan's net assets available for benefits are as follows:

	December 31, 2001	December 31, 2000
Based on Quoted Market Prices:		
The Bank of New York Company, Inc. Common Stock	$1,000,856,150	$1,414,234,213
BNY Hamilton Equity Income Fund Institutional	107,290,000	135,978,304
BNY Hamilton Money Fund	97,348,812	87,789,528*

* Less than five percent of the Plan's net assets available for benefits.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(401,347,983) in 2001 $424,612,722 in 2000, and $20,258,028 in 1999 as follows:

Net Appreciation (Depreciation) in Fair Value

	2001	2000	1999
The Bank of New York Company, Inc. Common Stock	$(371,388,314)	$417,213,117	$(4,748,786)
BNY Hamilton Fund – Equity Income Fund Institutional	(22,578,616)	5,609,360	15,011,980
BNY Hamilton Fund – Intermediate Government Fund	353,713	1,110,240	(1,646,843)
BNY Hamilton Fund – Small Cap Fund Institutional	(2,512,521)	1,186,544	11,641,677
BNY Hamilton Fund – Large Cap Growth Fund	(3,078,846)	(466,842)	-
BNY Hamilton Fund – Large Cap Value Fund	(540,548)	76,071	-
BNY Hamilton Fund – International Equity Fund	(764,970)	6,296	-
BNY Hamilton Fund – Intermediate Investment Grade Fund Institutional	13,682	6,185	-
BNY Hamilton Fund – S&P 500 Index Fund Institutional	(850,612)	(133,603)	-
BNY Hamilton Fund – U.S. Bond Market Fund	(951)	5,354	-
	$(401,347,983)	$424,612,722	$ 20,258,028

The Plan's investment in The Bank of New York Company, Inc. common stock earned dividend income of $18,358,242 in 2001, $17,988,186 in 2000 and $17,375,561 in 1999. The Plan's investments in the BNY Hamilton Funds earned interest and dividend income of $8,500,678 in 2001, $10,490,346 in 2000 and $6,610,102 in 1999.

SUPPLEMENTAL SCHEDULE

EMPLOYEES' PROFIT SHARING PLAN OF THE BANK OF NEW YORK COMPANY, INC.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Units or Shares Held	Fair Value
Fund A		
* BNY Hamilton Fund	Equity Income Fund Institutional, 8,291,345 units	$ 107,290,000
Fund B		
* BNY Hamilton Fund	Intermediate Government Fund, 2,904,813 units	29,019,079
Fund C		
* The Bank of New York Company, Inc.	Collective Short-Term Investment Fund - Discretionary, 350,880 units	350,880
* BNY Hamilton Fund	Money Fund, 97,348,813 units	97,348,812
		97,699,692
Fund D		
* The Bank of New York Company, Inc.	Common Stock, 24,530,788 shares	1,000,856,150
* The Bank of New York Company, Inc.	Collective Short-Term Investment Fund - Discretionary, 2,985,692 units	2,985,692
		1,003,841,842
Fund E		
* BNY Hamilton Fund	Large Cap Growth Fund, 1,101,025 units	11,241,468
Fund F		
* BNY Hamilton Fund	Small Cap Fund Institutional, 1,391,440 units	21,609,066

(continued on next page)

EMPLOYEES' PROFIT SHARING PLAN OF THE BANK OF NEW YORK COMPANY, INC.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 2001 (CONTINUED)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Units or Shares Held	Fair Value
Fund G		
* BNY Hamilton Fund	Large Cap Value Fund, 722,210 units	6,456,557
Fund H		
* BNY Hamilton Fund	International Equity Fund, 276,083 units	2,581,377
Fund I		
* BNY Hamilton Fund	Intermediate Investment Grade Fund Institutional, 228,022 units	2,334,949
Fund J		
* BNY Hamilton Fund	S&P 500 Index Fund Institutional, 1,126,724 units	8,822,247
Fund K		
* BNY Hamilton Fund	US Bond Market Fund, 262,813 units	2,738,512
Fund L		
* BNY Hamilton Fund	Treasury Money Fund, 7,065,484 units	7,065,484

(continued on next page)

EMPLOYEES' PROFIT SHARING PLAN OF THE BANK OF NEW YORK COMPANY, INC.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 2001 (CONTINUED)

Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment Including Units or Shares Held	Fair Value
LOANS TO PARTICIPANTS		Various loans at various interest rates due from 1 to 10 years	50,451,621
SHORT-TERM INVESTMENTS			
	*	BNY Hamilton Money Fund Premier, 295,535 units	295,535
TOTAL INVESTMENTS - ALL FUNDS			$1,351,447,429

* Represents a party-in-interest